                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                       Intensiva HealthCare Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45815Y105
                ----------------------------------------------
                                (CUSIP Number)

           George A. Pavlov c/o Mayfield Fund, 2800 Sand Hill Road,
--------------------------------------------------------------------------------
                        Suite 250, Menlo Park, CA 94025
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 13, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                                           |       PAGE   2   OF  17  PAGES        |
|                       |                                           |             ---      ---              |
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|  1  |   NAME OF REPORTING PERSON                                                                          |
|     |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |   MAYFIELD VIII, A CALIFORNIA LIMITED PARTNERSHIP                                                   |
|     |   TAX I.D. 94-3224910   SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNER                            |
|-----+-----------------------------------------------------------------------------------------------------|
|  2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                       (a) [_] |
|     |                                                                                             (b) [X] |
|-----+-----------------------------------------------------------------------------------------------------|
|  3  |   SEC USE ONLY                                                                                      |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                |
|     |   WC                                                                                                |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [_] |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  6  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |   CALIFORNIA                                                                                        |
|     |                                                                                                     |
|-----------------+-----+-----------------------------------------------------------------------------------|
|                 |  7  |   SOLE VOTING POWER                                                               |
|    NUMBER OF    |     |                                                                1,147,821(A)       |
|     SHARES      |-----+-----------------------------------------------------------------------------------|
|  BENEFICIALLY   |  8  |   SHARED VOTING POWER                                                             |
|    OWNED BY     |     |                                                                        0(A)       |
|      EACH       |-----+-----------------------------------------------------------------------------------|
|   REPORTING     |  9  |   SOLE DISPOSITIVE POWER                                       1,147,821(A)       |
|    PERSON       |     |                                                                                   |
|     WITH        |-----+-----------------------------------------------------------------------------------|
|                 |  10 |   SHARED DISPOSITIVE POWER                                                        |
|                 |     |                                                                        0(A)       |
|------+----------+-----+-----------------------------------------------------------------------------------|
|  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|      |                                                                                 1,147,821(A)       |
|------+----------------------------------------------------------------------------------------------------|
|  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [X] |
|      |  (SEE INSTRUCTIONS)                                                                                |
|      |                                                                                                    |
|------+----------------------------------------------------------------------------------------------------|
|  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|      |                                                                                         11.6%      |
|------+----------------------------------------------------------------------------------------------------|
|  14  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       |
|      |  PN                                                                                                |
|      |                                                                                                    |
-------+-----------------------------------------------------------------------------------------------------

(A) Excludes an aggregate of 60,412 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                            ---------

                                                SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                                           |       PAGE   3   OF  17  PAGES        |
|                       |                                           |             ---     ---               |
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|  1  |   NAME OF REPORTING PERSON                                                                          |
|     |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |   MAYFIELD VIII MANAGEMENT, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY                            |
|     |   TAX I.D. 94-3224920 SEE ITEM 2 A LIST OF MEMBERS                                                  |
|-----+-----------------------------------------------------------------------------------------------------|
|  2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                       (a) [_] |
|     |                                                                                             (b) [X] |
|-----+-----------------------------------------------------------------------------------------------------|
|  3  |   SEC USE ONLY                                                                                      |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                |
|     |   WC                                                                                                |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [_] |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  6  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |   DELAWARE                                                                                          |
|     |                                                                                                     |
|-----------------+-----+-----------------------------------------------------------------------------------|
|                 |  7  |   SOLE VOTING POWER                                                               |
|    NUMBER OF    |     |                                                                1,147,821(A)       |
|     SHARES      |-----+-----------------------------------------------------------------------------------|
|  BENEFICIALLY   |  8  |   SHARED VOTING POWER                                                             |
|    OWNED BY     |     |                                                                        0(A)       |
|      EACH       |-----+-----------------------------------------------------------------------------------|
|   REPORTING     |  9  |   SOLE DISPOSITIVE POWER                                                          |
|    PERSON       |     |                                                                1,147,821(A)       |
|     WITH        |-----+-----------------------------------------------------------------------------------|
|                 |  10 |   SHARED DISPOSITIVE POWER                                                        |
|                 |     |                                                                        0(A)       |
|------+----------+-----+-----------------------------------------------------------------------------------|
|  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|      |                                                                                 1,147,821(A)       |
|------+----------------------------------------------------------------------------------------------------|
|  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [X] |
|      |  (SEE INSTRUCTIONS)                                                                                |
|      |                                                                                                    |
|------+----------------------------------------------------------------------------------------------------|
|  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|      |                                                                                         11.6%      |
|------+----------------------------------------------------------------------------------------------------|
|  14  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       |
|      |  OO                                                                                                |
|      |                                                                                                    |
-------+-----------------------------------------------------------------------------------------------------

(A)Excludes an aggregate of 60,412 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                            ---------

                                                SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                                           |       PAGE   4   OF  17  PAGES        |
|                       |                                           |             ---     ---               |
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|  1  |   NAME OF REPORTING PERSON                                                                          |
|     |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |   MAYFIELD ASSOCIATES FUND II, L.P., A CALIFORNIA LIMITED PARTNERSHIP                               |
|     |   TAX I.D. 94-3191510 SEE ITEM 2 A LIST OF GENERAL PARTNERS                                         |
|-----+-----------------------------------------------------------------------------------------------------|
|  2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                       (a) [_] |
|     |                                                                                             (b) [X] |
|-----+-----------------------------------------------------------------------------------------------------|
|  3  |   SEC USE ONLY                                                                                      |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                |
|     |   WC                                                                                                |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [_] |
|     |                                                                                                     |
|-----+-----------------------------------------------------------------------------------------------------|
|  6  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |   CALIFORNIA                                                                                        |
|     |                                                                                                     |
|-----------------+-----+-----------------------------------------------------------------------------------|
|                 |  7  |   SOLE VOTING POWER                                                               |
|    NUMBER OF    |     |                                                                   60,412(A)       |
|     SHARES      |-----+-----------------------------------------------------------------------------------|
|  BENEFICIALLY   |  8  |   SHARED VOTING POWER                                                             |
|    OWNED BY     |     |                                                                        0(A)       |
|      EACH       |-----+-----------------------------------------------------------------------------------|
|   REPORTING     |  9  |   SOLE DISPOSITIVE POWER                                          60,412(A)       |
|    PERSON       |     |                                                                                   |
|     WITH        |-----+-----------------------------------------------------------------------------------|
|                 |  10 |   SHARED DISPOSITIVE POWER                                                        |
|                 |     |                                                                        0(A)       |
|------+----------+-----+-----------------------------------------------------------------------------------|
|  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|      |                                                                                    60,412(A)       |
|------+----------------------------------------------------------------------------------------------------|
|  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [X] |
|      |  (SEE INSTRUCTIONS)                                                                                |
|      |                                                                                                    |
|------+----------------------------------------------------------------------------------------------------|
|  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|      |                                                                                          0.6%      |
|------+----------------------------------------------------------------------------------------------------|
|  14  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       |
|      |  PN                                                                                                |
|      |                                                                                                    |
-------+-----------------------------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,147,821 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                           ---------

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                           | PAGE  5  OF 17  PAGES    |
|                       |                           |      ---    ---          |
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     ITEM 1.
     SECURITY AND ISSUER.
     -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock, $0.001 par value per share (the "Common Stock"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7733 Forsyth Boulevard, 11th Floor, Suite 1100, St. Louis, MO, 63105.

     ITEM 2.
     IDENTITY AND BACKGROUND.
     -----------------------

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D and each of its general partners or members, as the case may be: (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.   Mayfield VIII
     -------------

a) Mayfield VIII, a California limited partnership ("Mayfield VIII"). The General Partner of Mayfield VIII is Mayfield VIII Management, L.L.C., a Delaware limited liability company.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Mayfield VIII is a Limited Partnership Investment Fund.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   California

II.  Mayfield VIII Management
     ------------------------

a) Mayfield VIII Management, L.L.C., a Delaware limited liability company ("Mayfield VIII Management"). The Members of Mayfield VIII Management are:
     F. Gibson Myers, Jr., A. Grant Heidrich III, Michael J. Levinthal, William
     D. Unger, Wendell G. Van Auken III, Kevin A. Fong, Russell C. Hirsch, Wende
     S. Hutton and Yogen K. Dalal (collectively, the "Members").
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c) Mayfield VIII Management, L.L.C., is a Limited Liability Company Investment Fund Manager.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Delaware

III. MAF II
     ------

a) Mayfield Associates Fund II, L.P., a California limited partnership ("MAF II"). The General Partners of MAF II are: F. Gibson Myers, Jr., A. Grant Heidrich III, Michael J. Levinthal, William D. Unger, Wendell G. Van Auken III, Kevin A. Fong and Yogen Dalal (collectively, the "General Partners")
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Mayfield Associates Fund II, L.P., is a Limited Partnership Investment
     Fund.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   California

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                           | PAGE  6  OF  17 PAGES    |
|                       |                           |      ---    ---          |
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IV.  General Partners of MAF II (2)
     ------------------------------

IV   (A)

a) F. Gibson Myers, Jr., is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

IV   (B)

a) A. Grant Heidrich III, is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

IV   (C)

a) Michael J. Levinthal is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. citizen

IV   (D)

a) William D. Unger is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

IV   (E)

a) Wendell G. Van Auken III, is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                           | PAGE  7  OF  17 PAGES    |
|                       |                           |      ---    ---          |
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IV (F)

a) Kevin A. Fong is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

IV   (G)

a) Yogen K. Dalal is a Member of Mayfield VIII Management and a General Partner of MAF II.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

V.   Members of Mayfield VIII Management
     -----------------------------------

V    (A)

a)   Russell C. Hirsch is a Member of Mayfield VIII Management.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

V    (B)

a)   Wende S. Hutton is a Member of Mayfield VIII Management.
b)   2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
c)   Principal of Mayfield Fund, a venture capital investment firm.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   U.S. Citizen

Footnotes to Item 2:
-------------------

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2) All General Partners of MAF II are also Members of Mayfield VIII Management.

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                           | PAGE  8  OF  17 PAGES    |
|                       |                           |      ---    ---          |
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     ITEM 3.
     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     -------------------------------------------------

     The shares of the Issuer's Common Stock with respect to which this Schedule 13D is being filed were purchased by the reporting persons using general investment funds contributed by their respective partners or members. Set forth in Exhibit B hereto is a list of the acquisitions, giving the
              ---------
     purchase price thereof. Such information is incorporated by reference herein.


     ITEM 4.
     PURPOSE OF TRANSACTION.
     ----------------------

     The acquisition of the shares of the Issuer's Common Stock that are the subject of this filing was made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The reporting persons may sell all or part of such shares or acquire additional securities of the Issuer depending on market conditions and other economic factors.

     Except as described above, no reporting person has any plans or proposals that relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     j. Any action similar to any of those enumerated above.

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                           | PAGE  9  OF  17 PAGES    |
|                       |                           |      ---    ---          |
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ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER.
------------------------------------

(a) AND (b)   With respect to the amount of Common Stock beneficially owned by each reporting person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages and in Exhibit A hereto is incorporated by reference herein. As
                       ---------
indicated in the cover pages hereto , pursuant to Rule 13d-4 each of the reporting persons hereby expressly disclaims beneficial ownership with respect to any and all shares beneficially owned by the other reporting persons indicated in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

Entity                           Shares Beneficially Owned     Percent of Class(1)
-----------------------------   ----------------------------   -------------------

  Mayfield VIII                         1,147,821(2)                   11.6%
  Mayfield VIII Management              1,147,821(2)                   11.6%
  MAF II                                   60,412(3)                    0.6%

_________________________
(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on 9,905,062 shares of the Common Stock of the Company outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the three-month period ended September 30, 1996.

(2) These shares are held of record by Mayfield VIII, which has sole voting and investment power with respect to such shares. Mayfield VIII Management, as the sole general partner of Mayfield VIII, may be deemed to also have sole voting and investment power with respect to such shares. The Members of the general partner of Mayfield VIII may be deemed to have shared voting and dispositive power over the 1,147,821 shares held of record by Mayfield VIII, as to which each of the Members disclaims beneficial ownership.

(3) These shares are held of record by MAF II, which has sole voting and investment power with respect to such shares. The General Partners of MAF II may be deemed to have shared voting and dispositive power over the 60,412 shares held of record by MAF II, as to which each of the General Partners disclaims beneficial ownership.

(c) The following is a list of transactions in the Issuer's securities by the filing parties within the last 60 days:

                                 SCHEDULE 13D
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|  CUSIP NO. 45815Y105  |                          | PAGE  10  OF 17 PAGES     |
|                                                         ---    ---           |
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
                                            Transaction                         Price Per
  Entity                                        Date          Shares              Share
-----------                                 -----------      --------   ------------------------
Mayfield VIII, a California
Limited Partnership                         11/13/96         251,750    $6.50  Open Market Buy

Mayfield Associates Fund II, L.P.,
a California Limited Partnership            11/13/96          13,250    $6.50  Open Market Buy

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

Under the terms of the Limited Partnership Agreements for Mayfield VIII and MAF II (the "Funds"), the respective general partners of such Funds possess the power to manage the investment activities of the Funds, including the power to vote and direct the disposition of the securities with respect to which this
Schedule 13D is filed.


ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS.
--------------------------------

The following exhibits are attached hereto:

99.A - Beneficial Ownership of Each Reporting Person

99.B - List of Acquisitions of Common Stock by Each Reporting Person

99.C - Statement Appointing Designated Filer and Authorized Signer

99.D - Form of Power of Attorney executed by each of Yogen Dalal, Russell C.
       Hirsch, Wende S. Hutton, Michael J. Levinthal and F. Gibson Myers, Jr.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
|  CUSIP NO. 45815Y105  |                          | PAGE  11  OF 17 PAGES     |
                                                           ---    ---
--------------------------------------------------------------------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  November 22, 1996

                              MAYFIELD VIII,
                              A California Limited Partnership

                              By: Mayfield VIII Management, L.L.C.
                                  Its General Partner


                              By: /s/ Wendell G. Van Auken III
                                  ---------------------------------
                                  Name:  Wendell G. Van Auken III
                                  Title:  Managing Member



                              MAYFIELD VIII MANAGEMENT, L.L.C.,
                              A Delaware Limited Liability Company


                              By: /s/ Wendell G. Van Auken III
                                  ---------------------------------
                                  Name:  Wendell G. Van Auken III
                                  Title:  Managing Member


                              MAYFIELD ASSOCIATES FUND II, L.P.,
                              A California Limited Partnership


                              By: /s/ Wendell G. Van Auken III
                                  --------------------------------
                                  Name:  Wendell G. Van Auken III
                                  Title:  General Partner